APPENDIX C

DIRECTOR & OFFICER WORK HISTORY

Vincent Molinari, *Founder, Director and Chief Executive Officer*

Vince Molinari is the founder of Fintech.TV and has served as a director and the Chief Executive Officer of the Corporation since its inception in September 2019. He also currently serves as the President of Arkonis Capital, LLC, a SEC-registered broker-dealer and FINRA member. He was previously a co-founder of Templum, Inc., and formerly the Chief Executive Officer of its subsidiary, Templum Markets, a FINRA registered broker dealer and Alternative Trading System (ATS) providing a registered solution for raising capital and trading private digital securities.

Mr. Molinari has nearly thirty (30) years of experience in the financial services industry. Throughout his career, he has founded and led multiple companies committed to advancing market infrastructure, capital formation, impact investing, and digital assets. He has also participated in the development of blockchain patents, is a creator of thought-leading technology solutions, and hosts the Digital Asset Report, which brings visibility and education to market innovation and its global impact. Mr. Molinari is also a speaker at venues such as the U.S. Chamber of Commerce, U.S. Department of State, and United Nations. He has been called to provide testimony to the U.S. Congress and the U.S. Senate, and he is a member of the U.S. Chamber of Commerce's Fintech Advisory Committee. He has also authored numerous comment letters to the SEC and FINRA, participated in Petitions for Rulemaking, and advised on necessary amendments to securities laws to achieve a regulated and sustainable digital securities market.

Mitch Chait, *Co-Founder, Director and Chief Strategy Officer*

Mitch Chait is a co-founder of the Corporation and has served as a director and Chief Strategy Officer since its inception in September 2019. He is also co-founder and Chief Executive Officer of GFT (GiFT), a Web3 fintech banking, loyalty and rewards platform. Mr. Chait has twenty-five (25) years of experience working in technology and media, supply chains and loyalty across a multitude of sectors, including CPGs, grocery, retail and entertainment. He has also invented and patented numerous software innovations employing blockchain, Big Data, AI and intelligent business and operations automation.

Troy McGuire, *Co-Founder and Head of Programming and News*

Troy McGuire is a co-founder of the Corporation and has served as Head of Programming and News since 2020. He is an Emmy Award winning producer in the broadcast news and syndicated television industry, and he oversees the Corporation's broadcast shows and global stock exchange production.

Joseph Latona, *Chief Financing Officer*

   Joseph Latona has served as the Corporation's Chief Financial Officer since its inception in September 2019. Prior to joining Fintech.TV, from January 2009 to August 2019, Mr. Latona served as Chief of Staff of Templum, Inc., an innovative financial technology Corporation focusing on creating a regulatory compliant marketplace for the primary issuance and secondary trading of digital assets through security tokens. He also served as President and Chief Operating Officer of Templum's predecessor entities.